UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 0-8641
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, NJ 07890

SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005
(With Report of Independent Registered Public Accounting Firm Thereon)

Selective Insurance Retirement Savings Plan

*	Schedules required by Form 5500 that are not applicable have been omitted.

Report of Independent Registered Public Accounting Firm
To the Salary and Employee Benefits Committee of Selective Insurance Company of America:
We have audited the accompanying statements of net assets available for plan benefits of the Selective Insurance Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.
/s/ KPMG LLP
New York, New York
June 29, 2007

Selective Insurance Retirement Savings Plan
Statements of Net Assets
Available for Plan Benefits
as of December 31, 2006 and 2005

	2006	2005
Plan Assets:

Investments, at fair value (Note 3)
Cash and cash equivalents	$—	10,945
Selective Insurance Group, Inc. common stock	5,415,184	5,234,108
Mutual funds	121,170,595	104,905,005
Common trust fund	17,771,845	16,202,723
Participant loans receivable	2,204,343	2,063,907

Total investments at fair value	146,561,967	128,416,688

Employer contribution receivable	56,014	—

Net assets available for benefits at fair value	146,617,981	128,416,688

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	152,353	136,342

Net assets available for plan benefits	$146,770,334	128,553,030

See accompanying notes to financial statements.

Selective Insurance Retirement Savings Plan
Statement of Changes in Net Assets
Available for Plan Benefits
Year ended December 31, 2006

Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$9,980,156
Dividends	4,933,670
Interest	1,293,769
Participant loan interest	136,052

Net investment income	16,343,647
Contributions:
Participants	9,063,377
Participant rollovers	1,586,464
Employer (net of forfeitures of $159,271)	4,212,397

Total contributions	14,862,238

Total additions	31,205,885

Deductions from net assets attributable to:
Distributions to participants	(7,816,600)

Total deductions	(7,816,600)

Net increase in net assets available for plan benefits, before transfer due to sale of subsidiary	23,389,285

Transfer of funds due to sale of subsidiary	(5,171,981)

Net increase in assets available for plan benefits	18,217,304

Net assets available for plan benefits at beginning of year	128,553,030

Net assets available for plan benefits at end of year	$146,770,334

See accompanying notes to financial statements.

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Plan Description:

The following description of the Selective Insurance Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
(a)	General:

The Plan was originally established effective July 1, 1980 and most recently amended effective January 1, 2007.

The Plan is a defined contribution retirement savings plan, which covers substantially all regular full-time and part-time employees of Selective Insurance Company of America (the “Company”) who are paid on a United States payroll. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants direct the investment of all contributions, including the Company’s contributions, among a variety of available investment options. Eligible employees of the Company may begin participation upon commencement of employment. The Company is the Plan sponsor. T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”) provides recordkeeping services for the Plan. The members of the Salary and Employee Benefits Committee of the Board of Directors of the Company are the Plan trustees.

In December 2005, Selective Insurance Group, Inc. (“SIGI”) divested itself of its 100% ownership interest in its subsidiaries, Alta Services, LLC and Consumer Health Network Plus, LLC. In connection with this disposition, certain funds were transferred in 2006 to the acquiring entities’ savings plan.

(b)	Plan Participants Contributions:

Participants may contribute 2% to 50% of their base pay and annual cash bonus to the plan on a pre-tax and/or after-tax basis, through payroll deductions, which, in the aggregate, may not exceed 50% of their annual base pay. Total pre-tax contributions may not exceed the IRS limit of $15,000 for 2006. Participants age 50 or over may also make additional “catch-up” contributions to their accounts on a pre-tax basis of up to $5,000 for 2006. Highly compensated employees may have their contributions limited further at the discretion of the Plan’s administrator. Participants may also contribute amounts representing eligible rollover distributions from other qualified plans.

(c)	Company Contributions

For eligible employees hired on or before December 31, 2005, the Company makes matching contributions in an amount equal to 65 cents per dollar on the first 7% of the base pay contributed by a participant (the “regular matching contribution”).

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Effective January 1, 2006, the Plan was amended to include additional enhanced matching contributions and non-elective contributions for otherwise eligible employees who, because of a date of hire after December 31, 2005, are not eligible to participate in the Company’s defined benefit pension plan, the Retirement Income Plan for Selective Insurance Company of America. For those employees, in addition to the regular matching contribution, following one year of service, the Company matches, dollar for dollar, the employee’s contributions up to 2% of the employee’s base pay and makes non-elective contributions to the Plan equal to 2% of the employee’s base pay effective with the first pay period following one year of service.

For all employees, the Company does not match participants’ catch-up contributions or participant contributions made from annual cash incentive pay. Company matching and non-elective contributions are invested at the direction of the participant.

(d)	Forfeited Accounts

Forfeited balances were $310,098 at December 31, 2006 and $221,642 at December 31, 2005. In 2006, forfeited amounts of $159,271 were used to reduce the Company’s contributions. All forfeited amounts are used to reduce the Company contributions made and/or pay administrative expenses of the Plan.

(e)	Administrative Expenses

Expenses incurred by the Plan may be paid directly by the Company or through the use of the forfeitures.

(f)	Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the appropriate amount of the Company’s contributions and investment income (or loss) arising out of the funds in which the participant’s account was invested, net of fund expenses.

(g)	Vesting

Participants’ contributions and earnings or losses thereon are fully vested at all times. Company contributions and earnings or losses thereon vest in accordance with the following schedules:

Matching Contributions:

Years of Vesting Service	Vesting Percentage
Less than two	0%
Two but less than three	20
Three but less than four	40
Four but less than five	60
Five but less than six	80
Six or more	100

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Non-elective Contributions:

Years of Vesting Service	Vesting Percentage
Less than five	0%
Five or more	100
A participant’s Company contribution account balance becomes 100% vested in the case of death, total and permanent disability, or at age 65, if the employee is still in service at the time.

The Pension Protection Act of 2006 (the “PPA”) includes requirements concerning an employee’s vesting of non-elective employer contributions to defined contribution plans. The PPA requires that these contributions vest either: (i) at the end of 3 years of service, or (ii) over a graded 6-year vesting schedule. These vesting requirements are applicable to such contributions for plan years beginning after December 31, 2006. The Company is currently evaluating the vesting option to be used for such contributions under the PPA.

(h)	Withdrawals

During employment, a participant may make withdrawals of all or certain portions of his or her vested account balance subject to certain restrictions as set forth in the Plan document. Certain withdrawals, such as hardship withdrawals, preclude the participant from making further contributions or withdrawals under the Plan for a period of time.

(i)	Benefit Payments

The benefit to which a participant is entitled is provided from the vested portion of a participant’s account. Upon termination of service, if a participant’s vested account balance does not exceed $1,000, the vested value is distributed in the form of a lump-sum payment. If the vested account balance exceeds $1,000, the participant may request a lump-sum payment or may elect to defer distribution until age 65, as set forth in the Plan. Upon a participant’s death, the entire vested account balance is distributed to the participant’s beneficiary in the form of a lump-sum payment.

(j)	Participant Loans

Participants may borrow, from their before-tax account or rollover account, a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000, reduced in certain circumstances for participants with prior loans, or (ii) 50% of their vested account balance. Loans used to purchase a primary residence can be repaid over fifteen years. Loans for all other purposes must be repaid within five years. Principal and interest is repaid through bi-weekly payroll deductions. Interest is determined at the time of the loan at a rate equal to prime plus 1%.

The Company has identified various operational errors related to participant loans that management does not believe are material and expects will be corrected in 2007.

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
(2)	Summary of Significant Accounting Policies
(a)	Adoption of Accounting Pronouncement

The provisions of the Financial Accounting Standards Board Staff Position entitled, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) became effective for plan years ending after December 15, 2006. This FSP requires that investment contracts held by a defined contribution plan be reported at fair value. The Plan’s common trust fund (the “Trust”) holds investment contracts that are all deemed to be fully benefit-responsive as of December 31, 2006 and 2005. Although the FSP requires the Trust to be reported at fair value, contract value is the relevant measurement attribute. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Plan Benefits presents the fair value of the common trust fund as well the amount necessary to adjust this fair value to contract value. The adoption of this FSP had no impact on the Plan’s net assets available for plan benefits as of December 31, 2006 or 2005. As permitted by the FSP, the Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

(b)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

(c)	Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Plan’s management to (i) make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and (ii) disclose contingent assets and liabilities. Actual results may differ from such estimates and assumptions.

(d)	Investment Valuation and Income Recognition

Investment options under the Plan include SIGI common stock, seventeen mutual funds and one common trust fund. Fair value of the common stock and mutual funds, which are comprised of stocks and bonds, is based on quoted market prices.

The common trust fund is stated at fair value and adjusted to contract value as reported to the Plan by T. Rowe Price. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
The Trust’s one-year total return was 4.19% for 2006 and 3.95% for 2005. The thirty-day effective yield, also known as the crediting interest rate, was 4.29% at December 31, 2006 and 4.05% at December 31, 2005. Both the one-year total return and the thirty-day effective yield for 2006 and 2005 are net of the annual trustee fee of 0.45%. The crediting interest rate is calculated on a daily basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The existence of certain conditions can limit the Trust’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unitholder, tax disqualification of the Trust or a unitholder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2006, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder’s interest in the Trust without the need to access investment contracts.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when earned.

(e)	Risk and Uncertainties

The Plan offers a number of investment options, including investment in SIGI’s common stock, mutual funds and a common trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. It is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across nineteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of investments in SIGI common stock. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who made such decisions.

(f)	Payment of Benefits

Benefits are recorded when paid.

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
(3)	Investments
The following investments represent 5% or more of the Plan’s net assets:

	2006		2005
T. Rowe Price Trust Company Funds:
Equity Income Fund 1,126,897 and 1,117,361 shares, respectively	$33,299,797		28,961,995
Small-Cap Value Fund 546,170 and 544,117 shares, respectively	22,507,655		20,083,359
Stable Value Common Trust Fund 17,924,198 and 16,339,065 shares, respectively	17,924,198	*	16,339,065	*
Mid-Cap Growth Fund 308,364 and 283,443 shares, respectively	16,556,051		15,345,589
New Income Fund 1,000,186 and 963,727 shares, respectively	8,921,655		8,644,630
International Stock Fund 467,734 shares and 424,041 shares, respectively	7,871,963		6,271,568

*	The fair value of the fund has been adjusted to contract value.
The Plan’s net appreciation in fair value of investments is comprised of the following:

2006
Mutual Funds	$9,552,904
Selective Insurance Group, Inc. common stock	427,252

$9,980,156

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
(5)	Federal Income Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated December 13, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

During 2007, the Company discovered an operational failure affecting the Plan relating to the crediting of year-end employer matching contribution “true-up” payments to certain participants’ accounts during the Plan years ended 1997 through 2005. The Company has not yet finalized its review of the matter, however, the amount of any additional employer matching contribution payments, together with any deemed investment income on such contributions, is not expected to be material to the Plan or the Company. The Company is concluding its review following which it will commence the implementation of any necessary adjustments to participants’ accounts and seek Internal Revenue Service approval of the Company’s proposed method of correction. The Company shall bear the cost of the correction including payment of corrective contributions to participants’ accounts, as well as any other fees, penalties or expenses associated with the correction.

(6)	Party-in-Interest Transactions

Certain investments of the Plan are shares of mutual funds and a common trust fund, which are administered by T. Rowe Price, the recordkeeper of the Plan, and T. Rowe Price Trust Company, Inc., the custodian of the Plan. These investments represent $119,523,836, or 81%, of total net assets. Certain Plan investments are shares of common stock issued by SIGI. The Company, a wholly-owned subsidiary of SIGI, is the Plan sponsor. Therefore, these transactions qualify as party-in-interest transactions.

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to IRS Form 5500:

	2006	2005
Net assets available for plan benefits per the financial statements	$146,770,334	128,553,030

Less: Adjustment from fair market value for fully benefit-responsive investment contracts	(152,353)	—

Less: Participant Loans Receivable	—	(9,518)

Net assets per Form 5500	$146,617,981	128,543,512

	2006
Net investment income per the financial statements	$16,343,647

Less: Adjustment from fair market value for fully benefit-responsive investment contracts	(152,353)

Net investment income per Form 5500	$16,191,294

	2006
Distributions to participants per the financial statements	$7,816,600

Less: Defaulted Loans	(9,518)

Distributions to participants per Form 5500	$7,807,082

Selective Insurance Retirement Savings Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of issuer	Description		Fair Value
*Selective Insurance Group, Inc. common stock	Common Stock;	94,522 shares	$5,415,184

*T. Rowe Price Funds:
Stable Value Common Trust Fund	Common Trust Fund;	17,924,198 shares	17,771,845
Equity Income Fund	Mutual Fund;	1,126,897 shares	33,299,797
Small-Cap Value Fund	Mutual Fund;	546,170 shares	22,507,655
Mid-Cap Growth Fund	Mutual Fund;	308,364 shares	16,556,051
New Income Fund	Mutual Fund;	1,000,186 shares	8,921,655
International Stock Fund	Mutual Fund;	467,734 shares	7,871,963
Science & Technology Fund	Mutual Fund;	151,092 shares	3,166,881
Growth Stock Fund	Mutual Fund;	169,592 shares	5,364,185
Real Estate Fund	Mutual Fund;	106,476 shares	2,697,036
High Yield Fund	Mutual Fund;	172,502 shares	1,214,415

Vanguard Funds:
Vanguard Institutional Index Fund	Mutual Fund;	51,732 shares	6,703,995
Vanguard Intermediate Admiral – Term Treasury Fund	Mutual Fund;	164,376 shares	1,768,682
Vanguard Inflation – Protected Securities Fund	Mutual Fund;	68,603 shares	1,587,482
Vanguard Balanced Index Fund – Admiral Shares	Mutual Fund;	38,845 shares	829,719

Other:
Lord Abbett Mid Cap Value Fund	Mutual Fund;	126,493 shares	2,833,452
Tweedy, Browne Global Value Fund	Mutual Fund;	96,653 shares	2,989,489
Matthews Asian Growth Income Fund	Mutual Fund;	127,615 shares	2,383,850
Neuberger Berman Fasciano Fund	Mutual Fund;	11,255 shares	474,288

			144,357,624

*Participant Loans Receivable	276 loans; interest rates from 5% to 10% maturity through 2021		2,204,343

	Total		$146,561,967

*	Party-in-interest as defined by ERISA.
See accompanying Report of Independent Registered Public Accounting Firm.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Advisory Committee of Selective Insurance Company of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
PLAN: Selective Insurance Retirement Savings Plan

PLAN ADMINISTRATOR:	Selective Insurance Company of America

Date: June 29, 2007	By:	/s/ Victor N. Daley

Victor N. Daley
Chairman, Benefits Advisory Committee,
Selective Insurance Company of America

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm